Western Wind Energy Corp.

632 Foster Avenue	Telephone: 604.839.4192
Coquitlam, BC V3J 2L7	Facsimile: 604.939.1292

www.westernwindenergy.com

N E W S R E L E A S E

December 15, 2005

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 18,055,603

Western Wind Energy Corporation is pleased to announce that it has entered into an agreement with a civic government in the State of California. The agreement calls for Western Wind Energy and the civic government to jointly acquire certain producing wind energy assets within the State. The assets have an aggregate capacity of approximately 60 megawatts and the purchase will be financed by a 40% cash contribution by the City, and the remaining 60% will be secured by Western Wind Energy through a long-term debt facility.

The debt provided by Western Wind Energy will have preference to the cash contribution by the City. This is a major accomplishment in the renewable energy sector demonstrating cooperation between a publicly traded company and a civic government.

The agreement is to remain confidential until the assets are acquired and Western Wind Energy will release the details as progress is made.

During the past year, Western Wind Energy has executed over $800 million of power sales agreements totaling 159.5 megawatts from the sale of wind energy electrical generation, to three separate utilities. The Company was the first to execute a “wind” PPA in the Province of New Brunswick, Canada, the first to execute a “wind” PPA in the State of Arizona, and in California, is expanding from management’s 24-year continuous operating history in the Tehachapi Pass.

Western Wind Energy Corporation is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. It conducts its operations through its wholly owned subsidiaries in Arizona, California and, in Canada, in the province of New Brunswick. Management of the Company includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“Jeffrey J. Ciachurski”

Jeffrey J. Ciachurski

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.